

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

July 31, 2009

Mr. Frank M. Drendel
Chairman and Chief Executive Officer
CommScope, Inc.
1100 CommScope Place, SE
Hickory, North Carolina 28602

> **Re**: **CommScope, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed February 26, 2009**
> **File No. 1-12929**

Dear Mr. Drendel:

We have reviewed your response letter dated July 28, 2009.   As noted in our comment letter dated July 24, 2009, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in the Form 10-Q for the quarter ended September 30, 2009. Confirm in writing that you will do so.

Form 10-K
Management's Discussion and Analysis
Critical accounting policies
Impairment reviews of goodwill and indefinite-lived intangible assets, page 32

1. We note that during the three months ended June 30, 2009 you were required to perform an interim impairment test of your cable products reporting unit. We also note that you determined that the fair value of the cable product reporting unit was approximately 1% higher than its carrying value. In future filings, please disclose whether, and the percentage by which, the fair value of the cable products reporting unit exceeded its carrying value upon completion of the step two goodwill impairment test performed at December 31, 2008. If this is the case, disclose the reasons why and disclose whether this excess of fair value over carrying value existing at December 31, 2008 was the primary factor that caused you to pass step one of the goodwill impairment test at June 30, 2009. Tell us the fair value

of the cable products reporting unit at December 31, 2008 and June 30, 2009 used in your step one goodwill impairment test. If the fair value at June 30, 2009 was greater than the fair value at December 31, 2008, discuss in more detail the primary drivers justifying the increase.

2. We note that you recorded goodwill impairment charges of $194 million and $103 million related to the WNS and ACCG segments, respectively. In future filings, disclose the goodwill impairment charge recorded for each reporting unit.

3. We note your enhanced disclosures in your Form 10-Q for the quarter ended June 30, 2009. In future filings, please revise your sensitivity analysis to show only the impact of changes in key assumptions which would reduce the fair value of your reporting units.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Carlos Pacho
        for

Larry Spirgel
Assistant Director